UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 4)*

Zivo Bioscience, Inc.
(Name of Issuer)

Common stock, $.001 par value
(Title of Class of Securities)

98978N 101

(CUSIP Number)

Timothy R. Damschroder

Bodman PLC

201 S. Division, Suite 400

Ann Arbor, MI 48104

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98978N 101	13D/A	Page 2 of 12

1.	Names of Reporting Persons. Strome Mezzanine Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 76,318,079
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 76,318,079
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,318,079
12.	Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 98978N 101	13D/A	Page 3 of 12

1.	Names of Reporting Persons. Strome Alpha Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 76,318,079
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 76,318,079
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,318,079
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 98978N 101	13D/A	Page 4 of 12

1.	Names of Reporting Persons. Strome Investment Management, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) □
(b) □

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF
5.	Check if Diclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 76,318,079
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 76,318,079
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,318,079
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 98978N 101	13D/A	Page 5 of 12

1.	Names of Reporting Persons. Strome Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) □
(b) □
3.	SEC Use Only

4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 76,318,079
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 76,318,079
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,318,079
12.	Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.2%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 98978N 101	13D/A	Page 6 of 12

1.	Names of Reporting Persons. Mark E. Strome
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) □
(b) □
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,088,129
	8.	Shared Voting Power 76,318,079
	9.	Sole Dispositive Power 13,088,129
	10.	Shared Dispositive Power 76,318,079
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 89,406,208
12.	Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.98%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 98978N 101	13D/A	Page 7 of 12

Item 1. Security and Issuer

This statement on Schedule 13D/A relates to the common stock, $0.001 par value (the “Common Stock”), of Zivo Bioscience, Inc., a Michigan corporation (the “Issuer”). The Issuer’s principal offices are located at 2804 Orchard Lake Road, Suite 202, Keego Harbor, MI 48320.

Item 2. Identity and Background

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Strome Mezzanine Fund, LP, which is a Delaware limited partnership (“Strome Mezzanine”);
(ii)	Strome Alpha Fund, L.P., which is a California limited partnership (“Strome Alpha”);
(iii)	Strome Investment Management, LP, which is a Delaware limited partnership and the general partner of each of Strome Mezzanine and Strome Alpha;
(iv)	Strome Group, Inc., which is a Delaware corporation and the general partner of Strome Investment Management, LP; and
(v)	Mark E. Strome, who is a United States citizen and the sole director, president, and chief executive officer of Strome Group, Inc.

The principal business address for each of these entities and Mr. Strome is 1688 Meridian Ave., Suite 727, Miami Beach, Florida 33139. The principal business of each of Strome Mezzanine, Strome Alpha and Strome Investment Management, LP is to invest in both public and private securities. The principal business of Strome Group, Inc. is to act as a holding company for business investments, and the principal occupation of Mr. Strome is serving as the President of the Strome Group, Inc.

During the last five years, none of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As of the date hereof, Strome Mezzanine has the right to acquire beneficial ownership of 61,778,330 shares of Common Stock, which are issuable as follows: (i) 18,944,996 are issuable upon conversion of the Eleventh Amended and Restated Senior Secured Convertible Promissory Note dated May 16, 2018 made by the Issuer (the “Note”) in favor of HEP Investments LLC ( “HEP”) pursuant to the First Amended and Restated Participation Agreement between HEP, Strome Mezzanine, Strome Alpha and the Issuer dated June 28, 2018 attached as Exhibit 7 and incorporated by this reference (the “A&R Participation Agreement”), (ii) 42,166,667 are issuable upon exercise of warrants issued to Strome Mezzanine by the Issuer, and (iii) 666,667 are issuable upon exercise of a warrant assigned to Strome Mezzanine by Laith Yaldoo, the Manager of HEP, in consideration of Strome Mezzanine’s funding of the Participation Agreement (as defined below). Strome Mezzanine paid its $1,691,187.08 obligation under

CUSIP No. 98978N 101	13D/A	Page 8 of 12

the A&R Participation Agreement from investment capital in two payments of $500,000 each on July 21, 2017 and September 20, 2017, and one payment of $691,187.08 on June 1, 2018.

As of the date hereof, Strome Alpha has the right to acquire beneficial ownership of 14,539,748 shares of Common Stock, which are issuable as follows: (i) 5,623,082 are issuable upon conversion of the Note pursuant to the A&R Participation Agreement, (ii) 8,583,333 are issuable upon exercise of warrants issued to Strome Alpha by the Issuer, and (iii) 333,333 are issuable upon exercise of a warrant assigned to Strome Alpha by Laith Yaldoo, the Manager of HEP, in consideration of Strome Alpha’s funding of the Participation Agreement (as defined below). Strome Alpha paid its $500,000.00 obligation under the A&R Participation Agreement from investment capital in one payment of $500,000 on November 17, 2017.

As of the date hereof, Mark Strome may be deemed to beneficially own 89,406,208 shares of Common Stock. Of that amount, 13,088,129 shares of Common Stock are held of record by the Mark E. Strome Living Trust U/A/D January 15, 1997 (the “Trust”). Mr. Strome has the authority to revoke the Trust and acquire beneficial ownership of such Common Stock. The Trust purchased 8,819,996 shares of Common Stock for $881,996.61 on May 11, 2018, and 4,268,163 shares of Common Stock for $426,816.31 on May 23, 2018, both from the assets of the Trust.

Item 4. Purpose of Transaction

On July 21, 2017, Strome Mezzanine, HEP and the Issuer entered into the Participation Agreement attached as Exhibit 2 and incorporated by this reference, which was subsequently amended by the Amendment to Participation Agreement, Guaranty, Warrants and Amended and Restated Registration Rights Agreement dated November 15, 2017 attached as Exhibit 3 and incorporated by this reference (the “Amendment,” and the Participation Agreement as so amended, the “Participation Agreement”). The Amendment added Strome Alpha as a party to the Participation Agreement. Under the terms of the Participation Agreement, Strome Mezzanine purchased a participation right for the amount of $1.0 million in the Note, and Strome Alpha purchased a participation right for the amount of $500,000 in the Note. The payments pursuant to the Participation Agreement were paid in three equal tranches; the first two tranches of $500,000 were paid by Strome Mezzanine and the third tranche of $500,000 was paid by Strome Alpha. Upon each payment, Strome Mezzanine or Strome Alpha, as applicable, received the right to convert its payment to 5,000,000 shares of Common Stock, and received immediately exercisable warrants for 250,000 shares of Common Stock. After the final payment, Strome Mezzanine received an immediately exercisable warrant for an additional 16,666,667 shares of Common Stock and Strome Alpha received an immediately exercisable warrant for an additional 8,333,333 shares of Common Stock. To induce Strome Mezzanine and Strome Alpha to enter into the Participation Agreement, the manager of HEP guaranteed certain of the Issuer’s obligations and liabilities to repay the principal of the Note in the event that the Issuer becomes insolvent, dissolves or files for federal bankruptcy protection on or before July 21, 2019. The Guaranty dated July 21, 2017 made by Laith Yaldoo in favor of Strome Mezzanine is attached hereto as Exhibit 5 and is incorporated by this reference (the “Guaranty”). The Guaranty was amended to guarantee the participation of Strome Alpha under the Participation Agreement, pursuant to the Amendment. On November 21, 2017, Laith Yaldoo assigned a warrant for 666,667 shares of Common Stock to Strome Mezzanine and a warrant for 333,333 shares of Common Stock to Strome Alpha in consideration of Strome Mezzanine and Strome Alpha funding under the Participation Agreement.

On May 11, 2018, the Trust purchased 8,819,996 shares of Common Stock, and on May 23, 2018, the Trust purchased an additional 4,268,163 shares of Common Stock.

CUSIP No. 98978N 101	13D/A	Page 9 of 12

On June 28, 2018, Strome Mezzanine, Strome Alpha, HEP and the Issuer entered into the A&R Participation Agreement. Under the terms of the A&R Participation Agreement, Strome Mezzanine purchased a participation right in the Note for the additional amount of $691,187.08 using investment capital, which was paid on June 1, 2018. Upon the purchase of the participation right in the Note, Strome Mezzanine received immediately exercisable warrants from the Issuer for an additional 25,000,000 shares of Common Stock. To induce Strome Mezzanine to purchase a participation right under the A&R Participation Agreement, the manager of HEP guaranteed certain of the Issuer’s obligations and liabilities to repay the principal of the Note in the event that the Issuer becomes insolvent, dissolves or files for federal bankruptcy protection on or before June 28, 2020. The Guaranty dated June 28, 2018 made by Laith Yaldoo in favor of Strome Mezzanine is attached hereto as Exhibit 8 and is incorporated by this reference (the “Second Guaranty”).

The Reporting Persons are participating in the Note and have acquired the warrants and Common Stock for investment purposes. Depending on their continuing evaluation of the business and prospects of the Issuer, the Reporting Persons may acquire or dispose of additional shares, or rights to receive shares, of the Issuer.

Except as set forth above, the Reporting Persons do not have any present plans which relate to or would result in:

(i)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(ii)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(iii)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(iv)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(v)	Any material change in the present capitalization or dividend policy of the issuer;
(vi)	Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
(vii)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(viii)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

CUSIP No. 98978N 101	13D/A	Page 10 of 12

(x)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a–b) The aggregate number and percentage of the shares of Common Stock outstanding beneficially owned by each Reporting Person set forth below and on pages 2-6 hereof are based on 394,688,456 shares of Common Stock outstanding as of December 31, 2019.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or direct the disposition of	Amount of beneficially owned securities subject to right to acquire
Strome Mezzanine Fund, LP	76,318,079	16.2%	0	76,318,079	0	76,318,079	76,318,079
Strome Alpha Fund, L.P.	76,318,079	16.2%	0	76,318,079	0	76,318,079	76,318,079
Strome Investment Management, LP	76,318,079	16.2%	0	76,318,079	0	76,318,079	76,318,079
Strome Group, Inc.	76,318,079	16.2%	0	76,318,079	0	76,318,079	76,318,079
Mark E. Strome	89,406,208	18.98%	13,088,129	76,318,079	13,088,129	76,318,079	76,318,079

(c) None.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

Item 4 above summarizes provisions of the Participation Agreement, the amendment to the Participation Agreement, the Note, the Guaranty, the A&R Participation Agreement and the Second Guaranty and is incorporated herein by reference. Copies of the Participation Agreement, the amendment to the Participation Agreement, the Note, the Guaranty, the A&R Participation Agreement and the Second Guaranty are filed as exhibits to this Schedule 13D/A and are incorporated by reference.

Strome Mezzanine and Strome Alpha intend to act together to pursue a common strategy of acquisition or disposition with respect to their investment in the Issuer. Such understanding has not been reduced to a written agreement.

Item 7. Material to be Filed As Exhibits

Exhibit Number	Description
1	Joint Filing Agreement dated November 21, 2017, by and among Strome Mezzanine Fund, LP, Strome Alpha Fund, L.P., Strome Investment Management, LP, Strome Group, Inc., and Mark E. Strome, incorporated by reference from Exhibit 1 to Strome Mezzanine’s Schedule 13D/A filed with the SEC on November 21, 2017

CUSIP No. 98978N 101	13D/A	Page 11 of 12

2	Participation Agreement dated July 21, 2017 by and between HEP Investments, LLC and Strome Mezzanine Fund, LP, incorporated by reference from Exhibit 2 to Strome Mezzanine’s Schedule 13D filed with the SEC on July 31, 2017
3	Amendment to Participation Agreement, Guaranty, Warrants and Amended and Restated Registration Rights Agreement dated November 15, 2017 by and among Strome Mezzanine Fund LP, Strome Alpha Fund, L.P., HEP Investments, LLC, Zivo Bioscience, Inc. and Laith Yaldoo, incorporated by reference from Exhibit 3 to Strome Mezzanine’s Schedule 13D/A filed with the SEC on November 21, 2017
4	Eleventh Amended and Restated Senior Secured Convertible Promissory Note dated May 16, 2018 made by Zivo Bioscience, Inc. in favor of HEP Investments LLC, incorporated by reference from Exhibit 10.2 to Zivo Bioscience, Inc.’s Form 8-K filed with the SEC on May 18, 2018
5	Guaranty dated July 21, 2017 made by Laith Yaldoo in favor of Strome Mezzanine Fund, incorporated by reference from Exhibit 4 to Strome Mezzanine’s Schedule 13D filed with the SEC on July 31, 2017
7	First Amended and Restated Participation Agreement dated June 28, 2018, among Strome Mezzanine Fund LP, Strome Alpha Fund LP and HEP Investments, LLC, incorporated by reference from Exhibit 7 to Strome Mezzanine’s Schedule 13D/A filed with the SEC on October 24, 2018
8	Guaranty dated June 28, 2018 made by Laith Yaldoo in favor of Strome Mezzanine Fund, incorporated by reference from Exhibit 8 to Strome Mezzanine’s Schedule 13D/A filed with the SEC on October 24, 2018

CUSIP No. 98978N 101	13D/A	Page 12 of 12

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 25, 2020	Strome Mezzanine Fund, LP

By: Strome Investment Management, LP
Its: General Partner

By: Strome Group, Inc.
Its: General Partner

By:	/s/ Mark E. Strome
Name: Mark E. Strome
Its: President

Strome Alpha Fund, L.P.

By: Strome Investment Management, LP
Its: General Partner

By: Strome Group, Inc.
Its: General Partner

By:	/s/ Mark E. Strome
Name: Mark E. Strome
Its: President

Strome Investment Management, LP

By: Strome Group, Inc.
Its: General Partner

By:	/s/ Mark E. Strome
Name: Mark E. Strome
Its: President

Strome Group, Inc.

By:	/s/ Mark E. Strome
Name: Mark E. Strome
Its: President

/s/ Mark E. Strome
Mark E. Strome